Exhibit (a)(6)


                  [Form of Acceptance Notification Via E-Mail]

         Date: [Promptly after cancellation]

         To: [E-mail address of option/rights holder who participated in the offer]

         Re:   Exchange Offer

         This message confirms that on date of cancellation, Cablevision Systems Corporation accepted for exchange those stock options and related stock appreciation rights you elected for exchange pursuant to your letter of transmittal. The grant date of the restricted shares is _______________. Shortly, you will be receiving the restricted shares agreement (in the form previously reviewed by you but with all the blanks filled in). Please promptly sign and return the Restricted Shares Agreement to us.